Exhibit 99.1

Fanhua Reports First Quarter 2021 Unaudited Financial Results

GUANGZHOU, China, May 27, 2021, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 20211.

Financial Highlights for the First Quarter of 2021:

(In thousands, except per ADS)	2020Q1 (RMB)	2021Q1 (RMB)	2021Q1 (US$)	Change %
Total net revenues	722,623	1,095,029	167,134	51.5
Operating income	60,044	140,401	21,429	133.8
Net income attributable to the Company’s shareholders	45,793	138,385	21,121	202.2
Basic and diluted net income per ADS[2]	0.85	2.58	0.39	203.5
Cash, cash equivalents and short- term investments (As of March, 31, 2020 and 2021)	1,843,238	1,624,399	247,932	(11.9)

Commenting on the financial results of first quarter of 2021, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “We are glad to record strong growth across various operating metrics. During the first quarter of 2021, our total insurance gross written premiums (“GWP”) grew by 27.9% year over year to RMB3.1 billion, of which first year premiums was up 57.0% year-over-year to RMB892.7 million. Our net revenues was up 51.5% year-over-year to RMB1.1 billion and our operating income grew by 133.8% to RMB140.4 million.

“China’s life insurance market is undergoing deep reform which brings about both challenges and opportunities. With our ‘Professionalization, Digitalization and Open Platform’ strategy, we believe we are well positioned to capture these opportunities. We are glad that we’ve made steady progress in pushing forward the new strategy. Up to date, we have approved the establishment of nine Yuntong (literally translated as Cloud Phoenixtree)3 branches as part of our efforts to strengthen our sales force and we expect to have two of the Yuntong branches in operation by July. To digitalize our operation, we started to promote our enterprise Wechat application among direct consumers on a trial basis in certain regions, which will help facilitate our agents to engage with their prospective customers more efficiently. In addition, our digital marketing center has so far recruited 100 service representatives to facilitate online and telemarketing transactions. Meanwhile, for open platform initiative, our Cloud Service Division has established partnerships with approximately 16 channel partners and is in the process of facilitating system connections and testing business processes.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate as of March 31, 2021 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	“ADS” refers to our American depositary shares, each of which represents 20 ordinary shares;
[3]	Yuntong, or Cloud Phoenixtree is a high-end brand designated for our branches for elite and professional sales force in major cities

“For the second quarter of 2021, amid persistent headwinds and a difficult year-on-year comparison due to 2020 Q2 post-Covid recovery, life insurance industry in China overall is expected to record a negative growth in new business. Against this backdrop, we expect our total GWP facilitated to be approximately RMB2.6 billion, representing a year-over-year growth of 6.7%. After considering incremental expenditures required for implementing the new strategy, we expect our operating income will be no less than RMB50 million.

“For the second half of 2021, we will continue to step up investment in executing on our new strategy while ensuring the achievement of no less than RMB300 million operating income for the full year of 2021.”

Financial Results for the First quarter of 2021

Total net revenues were RMB1,095.0 million (US$167.1 million) for the first quarter of 2021, representing an increase of 51.5% from RMB722.6 million for the corresponding period in 2020.

●	Net revenues for agency business were RMB1,000.1 million (US$152.6 million) for the first quarter of 2021, representing an increase of 53.8% from RMB650.2 million for the corresponding period in 2020.

◆	Net revenues for the life insurance business were RMB969.2 million (US$147.9 million) for the first quarter of 2021, representing an increase of 55.0% from RMB625.2 million for the corresponding period in 2020. The increase was mainly due to a year-over-year growth of 64.7% in first year premiums of our life insurance business to RMB822.5 million, primarily reflecting the strong sales of life insurance business during the jumpstart sales season, and the year-over-year growth of 19.1% to RMB2,242.3 million in renewal premiums.

During the current period, estimated variable renewal commissions related to long-term life insurance products of RMB81.5 million was recognized in our financial statements. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the subsequent renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. With the passing of time and accumulation of historical experiences and data, the judgment and assumptions will be continuously re-evaluated and adjusted as needed when more information becomes available. Actual renewal commissions in the future may differ significantly from those previously estimated.

Revenues generated from our life insurance business, which includes health insurance, accounted for 88.5% of our total net revenues in the first quarter of 2021.

◆	Net revenues for the P&C insurance business were RMB30.9 million (US$4.7 million) for the first quarter of 2021, representing an increase of 23.6% from RMB25.0 million for the corresponding period in 2020. Net revenues for the P&C insurance business are mainly derived from commissions for accident insurance, short-term medical insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). The increase was primarily due to growth of short-term medical insurance sales through Baowang. Revenues generated from the P&C insurance business accounted for 2.8% of our total net revenues in the first quarter of 2021.

●	Net revenues for the claims adjusting business were RMB94.9 million (US$14.5 million) for the first quarter of 2021, representing an increase of 31.1% from RMB72.4 million for the corresponding period in 2020. The increase was mainly due to the growth in our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 8.7% of our total net revenues in the first quarter of 2021.

Total operating costs and expenses were RMB954.6 million (US$145.7 million) for the first quarter of 2021, representing an increase of 44.1% from RMB662.6 million for the corresponding period in 2020.

Commission costs were RMB737.6 million (US$112.6 million) for the first quarter of 2021, representing an increase of 50.3% from RMB490.9 million for the corresponding period in 2020.

●	Commission cost for agency business were RMB674.0 million (US$102.9 million) for the first quarter of 2021, representing an increase of 51.8% from RMB444.1 million for the corresponding period in 2020.

◆	Costs of the life insurance business were RMB652.7 million (US$99.6 million) for the first quarter of 2021, representing an increase of 52.7% from RMB427.4 million for the corresponding period in 2020. The increase was in-line with the growth in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 88.5% of our total commission costs in the first quarter of 2021.

◆	Costs of the P&C insurance business were RMB21.3 million (US$3.3 million) for the first quarter of 2021, representing an increase of 27.5% from RMB16.7 million for the corresponding period in 2020. The increase was in line with the growth in net revenues generated from P&C insurance business. Costs incurred by the P&C insurance business accounted for 2.9% of our total commission costs in the first quarter of 2021.

●	Costs of claims adjusting business were RMB63.6 million (US$9.7 million) for the first quarter of 2021, representing an increase of 35.9% from RMB46.8 million for the corresponding period in 2020. Costs incurred by the claims adjusting business accounted for 8.6% of our total commission costs in the first quarter of 2021. The increase was due to the growth in our medical insurance-related claims adjusting business.

●	Selling expenses were RMB78.4 million (US$12.0 million) for the first quarter of 2021, representing an increase of 27.9% from RMB61.3 million for the corresponding period in 2020. The increase was mainly contributed by i) sales outlet expansion in our claims adjusting and life insurance business; and ii) increased marketing expenditures related to the jumpstart sales campaigns.

●	General and administrative expenses were RMB138.6 million (US$21.1 million) for the first quarter of 2021, representing an increase of 25.5% from RMB110.4 million for the corresponding period in 2020. The increase was mainly contributed one-off performance bonus for the jumpstart sales campaigns in the first quarter and the expenditure related to the Company’s new strategies.

As a result of the preceding factors, we had an operating income of RMB140.4 million (US$21.4 million) for the first quarter of 2021, representing an increase of 133.8% from RMB60.0 million for the corresponding period in 2020.

Operating margin was 12.8% for the first quarter of 2021, compared to 8.3% for the corresponding period in 2020.

Investment income was RMB10.2 million (US$1.6 million) for the first quarter of 2021, representing an increase of 14.6% from RMB8.9 million for the corresponding period in 2020. The investment income in the first quarter of 2021 consisted of yields from short-term investments in financial products. Our investment income fluctuates from quarter to quarter as investment income is recognized when investments matured or disposed.

Interest income was RMB0.5 million (US$0.1 million) for the first quarter of 2021, representing a decrease of 82.8% from RMB2.9 million for the corresponding period in 2020.

Income tax expense was RMB32.7 million (US$5.0 million) for the first quarter of 2021, representing an increase of 74.9% from RMB18.7 million for the corresponding period in 2020 due to the increase in operating income. The effective tax rate for the first quarter of 2021 was 21.4% compared with 25.3% for the corresponding period in 2020.

Share of income of affiliates was RMB15.4 million (US$2.3 million) for the first quarter of 2021, compared with share of loss of affiliates of RMB12.3 million for the corresponding period in 2020, mainly attributable to the increase in income from CNFinance Holdings Limited.

Net income was RMB135.3 million (US$20.7 million) for the first quarter of 2021, representing an increase of 216.1% from RMB42.8 million for the corresponding period in 2020.

Net income attributable to the Company’s shareholders was RMB138.4 million (US$21.1 million) for the first quarter of 2021, representing an increase of 202.2% from RMB45.8 million for the corresponding period in 2020. The increase was mainly due to the increases in operating income.

Net margin was 12.6% for the first quarter of 2021 as compared to 6.3% for the corresponding period in 2020.

Basic and diluted net income per ADS were RMB2.58 (US$0.39) and RMB2.58 (US$0.39) for the first quarter of 2021, respectively, representing increases of 203.5% and 203.5% from RMB0.85 and RMB0.85 for the corresponding period in 2020.

As of March 31, 2021, the Company had RMB1,624.4 million (US$247.9 million) in cash, cash equivalents and short term investments.

Key Operational Metrics for Fanhua’s Online Initiatives in the First Quarter of 2021:

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of active users of Lan Zhanggui[4] was 46,723 in the first quarter of 2021, as compared to 34,278 in the corresponding period of 2020. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 30,585 in the first quarter of 2021, as compared to 30,489 in the corresponding period of 2020;

➢	Insurance premiums generated through Lan Zhanggui were RMB998.2 million (US$152.3 million) in the first quarter of 2021, consisting of life insurance premiums of RMB810.5 million (US$123.7 million), auto insurance premiums of RMB119.5 million (US$18.2 million) and accidental & health (“A&H”) insurance premiums of RMB68.2 million (US$10.4 million). Insurance premiums generated through Lan Zhanggui were RMB451.7 million in the first quarter of 2020, consisting of life insurance premiums of RMB438.4 million, auto insurance premiums of RMB13.4 million and A&H insurance premiums of RMB650,000, respectively.

●	eHuzhu - Our online mutual aid platform:

➢	The number of paying members was 2.8 million as of March 31, 2021, as compared to 3.4 million as of March 31, 2020.

[4]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specific period.

●	Baowang (www.baoxian.com) - Our online insurance platform:

➢	The number of registered customer accounts was 3.1 million as of March 31, 2021, representing an increase of 9.1% from approximately 2.8 million as of March 31, 2020;

➢	The number of active customer accounts[5] was 59,296 in the first quarter of 2021, representing a decrease of 58.2% from 142,004 in the corresponding period of 2020. The decrease mainly reflected the high base in the first quarter of 2020 due to the provision of complimentary COVID-19 health insurance products during the COVID-19 pandemic.

➢	Insurance premiums generated on Baoxian.com was RMB82.7 million (US$9.8 million) in the first quarter of 2021, representing an increase of 19.3% from RMB69.3 million in the corresponding period of 2020.

Recent Developments

●	As of March 31, 2021, Fanhua had 350,565 sales agents and 1,829 professional claims adjusters, compared with 650,065 sales agents and 1,668 claims adjusters as of March 31, 2020. The decrease in the number of sales agents was mainly due to our efforts to streamline sales force and focus more on higher quality sales agents. The number of performing agents[6] was 79,194, and the number of performing agents for selling life insurance products was approximately 33,633 in the first quarter of 2021 as compared to 95,932 performing agents and 33,152 performing agents for selling life insurance products in the first quarter of 2020. As of March 31, 2021, Fanhua’s distribution network consisted of 771 sales outlets in 23 provinces and 113 services outlets in 31 provinces, compared with 763 sales outlets in 21 provinces and 159 service outlets in 31 provinces as of March 31, 2020.

Business Outlook

Fanhua expects its operating income to be no less than RMB50.0 million for the second quarter of 2021. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various uncertainties.

Conference Call

The Company will host a conference call to discuss its first quarter 2021 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on May 27, 2021
or 9:00 AM Beijing/Hong Kong Time on May 28, 2021

[5]	Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.
[6]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial-in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference Call Preregistration: http://apac.directeventreg.com/registration/event/2097592

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website https://edge.media-server.com/mmc/p/adb5oqrv

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short-term health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of March 31, 2021, our distribution and service network is consisted of 771 sales outlets covering 23 provinces and 113 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	245,428	765,657	116,862
Restricted cash	83,981	87,970	13,427
Short term investments	1,307,865	858,742	131,070
Accounts receivable, net	583,116	583,276	89,025
Insurance premium receivables	—	559	85
Other receivables	50,242	67,177	10,253
Other current assets	41,148	34,400	5,250
Total current assets	2,311,780	2,397,781	365,972

Non-current assets:
Restricted bank deposit – non-current	20,689	15,711	2,398
Accounts receivable, net – non-current	—	58,421	8,917
Property, plant, and equipment, net	36,778	39,788	6,073
Goodwill and intangible assets, net	109,913	109,894	16,773
Deferred tax assets	10,032	13,697	2,091
Investment in affiliates	357,661	373,564	57,017
Other non-current assets	33,743	32,847	5,014
Right of use assets	200,403	191,957	29,298
Total non-current assets	769,219	835,879	127,581
Total assets	3,080,999	3,233,660	493,553

	As of December 31,	As of March 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	US$
Current liabilities:
Accounts payable	377,386	356,228	54,371
Insurance premium payables	25,421	27,510	4,199
Other payables and accrued expenses	188,448	193,213	29,490
Accrued payroll	105,739	102,974	15,717
Income tax payable	145,983	145,944	22,275
Dividend payable	—	87,951	13,424
Current operating lease liability	86,233	83,522	12,748
Total current liabilities	929,210	997,342	152,224

Non-current liabilities:
Accounts payable - non-current	—	30,312	4,627
Other tax liabilities	67,219	67,219	10,260
Deferred tax liabilities	26,380	48,425	7,391
Non-current operating lease liability	103,526	101,166	15,441
Total non-current liabilities	197,125	247,122	37,719
Total liabilities	1,126,335	1,244,464	189,943

Ordinary shares	8,088	8,088	1,234
Statutory reserves	553,911	553,911	84,543
Retained earnings	1,306,554	1,356,990	207,117
Accumulated other comprehensive loss	(34,994)	(47,810)	(7,297)
Total shareholders’ equity	1,833,559	1,871,179	285,597
Non-controlling interests	121,105	118,017	18,013
Total equity	1,954,664	1,989,196	303,610
Total liabilities and equity	3,080,999	3,233,660	493,553

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2020	2021	2021
	RMB	RMB	US$
Net revenues:
Agency	650,211	1,000,104	152,646
Life insurance business	625,205	969,234	147,934
P&C insurance business	25,006	30,870	4,712
Claims adjusting	72,412	94,925	14,488
Total net revenues	722,623	1,095,029	167,134
Operating costs and expenses:
Agency	(444,097)	(674,018)	(102,876)
Life insurance business	(427,419)	(652,682)	(99,619)
P&C insurance business	(16,678)	(21,336)	(3,257)
Claims adjusting	(46,816)	(63,639)	(9,713)
Total operating costs	(490,913)	(737,657)	(112,589)
Selling expenses	(61,255)	(78,403)	(11,967)
General and administrative expenses	(110,411)	(138,568)	(21,149)
Total operating costs and expenses	(662,579)	(954,628)	(145,705)
Income from operations	60,044	140,401	21,429
Other income, net:
Investment income	8,860	10,233	1,562
Interest income	2,895	526	80
Others, net	2,014	1,477	225
Income from operations before income taxes and share income of affiliates	73,813	152,637	23,296
Income tax expense	(18,657)	(32,701)	(4,991)
Share of (loss) income of affiliates, net	(12,339)	15,362	2,345
Net income	42,817	135,298	20,650
Less: net loss attributable to noncontrolling interests	(2,976)	(3,087)	(471)
Net income attributable to the Company’s shareholders	45,793	138,385	21,121

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2020	2021	2021
	RMB	RMB	US$
Net income per share:
Basic	0.04	0.13	0.02
Diluted	0.04	0.13	0.02
Net income per ADS:
Basic	0.85	2.58	0.39
Diluted	0.85	2.58	0.39
Shares used in calculating net income per share:
Basic	1,073,891,784	1,073,891,784	1,073,891,784
Diluted	1,074,291,427	1,074,291,239	1,074,291,239

Net income	42,817	135,298	20,650
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	3,720	(6,378)	(974)
Share of other comprehensive gain of affiliates	850	542	83
Unrealized net gains (loss) on available-for-sale investments	2,561	(6,980)	(1,065)
Comprehensive income	49,948	122,482	18,694
Less: Comprehensive loss attributable to the non-controlling interests	(2,976)	(3,087)	(471)
Comprehensive income attributable to the Company’s shareholders	52,924	125,569	19,165

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2020	2021	2021
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	42,817	135,298	20,650
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(5,102)	(92)	(14)
Share of loss (income) of affiliates	12,339	(15,362)	(2,345)
Other non-cash adjustments	33,064	1,257	192
Changes in operating assets and liabilities	51,444	(40,650)	(6,203)
Net cash generated from operating activities	134,562	80,451	12,280
Cash flows from investing activities:
Purchase of short term investments	(2,780,732)	(2,767,430)	(422,392)
Proceeds from disposal of short term investments	3,060,832	3,220,073	491,479
Cash received from disposal of nominee shareholding	—	10,200	1,557
Cash paid for loan to a third party	(60,000)	—	—
Others	(2,189)	(7,326)	(1,118)
Net cash generated from investing activities	217,911	455,517	69,526
Cash flows from financing activities：
Repayment of borrowing related to nominee shareholding	—	(10,200)	(1,557)
Net cash used in financing activities	—	(10,200)	(1,557)
Net increase in cash and cash equivalents, and restricted cash	352,473	525,768	80,249
Cash and cash equivalents and restricted cash at beginning of period	265,605	350,098	53,435
Effect of exchange rate changes on cash and cash equivalents	8,282	(6,528)	(997)
Cash and cash equivalents and restricted cash at end of period	626,360	869,338	132,687

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.